June 20, 2018

Daniel O'Brien
President
Flexible Solutions International, Inc.
6001 54 Ave.
Taber, Alberta Canada T1G 1X4

       Re: Flexible Solutions International, Inc.
           Form S-4
           Filed May 24, 2018
           File No. 333-225185

Dear Mr. O'Brien:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed May 24, 2018

General, page 1

1. We note that you have omitted information required by Part A of Form S-4. Please revise your registration statement to include information required by Part A of Form S-4.
Incorporation of Documents by Reference, page 5

2. We note that you have incorporated by reference information about the registrant. It appears that you are not S-3 eligible and, therefore, ineligible to incorporate by reference certain information that Form S-4 requires. Refer to General Instruction
B.1 of Form S-
       4. Please provide the disclosure required by Item 14 of Form S-4.
 Daniel O'Brien
Flexible Solutions International, Inc.
June 20, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.


FirstName LastNameDaniel O'Brien
                                                           Division of
Corporation Finance
Comapany NameFlexible Solutions International, Inc.
                                                           Office of
Manufacturing and
June 20, 2018 Page 2                                       Construction
FirstName LastName